UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Harleysville Group Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

412824104

(CUSIP Number)

Nationwide Mutual Insurance Company One Nationwide Plaza, 1-32-201 Attention: Denise Skingle Vice President, Associate General Counsel Columbus, OH 43215 Telephone: (614) 677-0155

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412824104

1	NAME OF REPORTING PERSONS: Nationwide Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,526,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,526,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 53.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC, CO

CUSIP No. 412824104

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $1.00 par value (the “Shares”), of Harleysville Group Inc., a Delaware corporation (the “Company” or “Issuer”). The Company’s principal executive offices are located at 355 Maple Avenue, Harleysville, Pennsylvania 19438.

Item 2.	Identity and Background

(a)—(c) and (f). This Schedule 13D is being filed by Nationwide Mutual Insurance Company, an Ohio mutual insurance company (“Nationwide Mutual” or “Reporting Person”). Nationwide Mutual is the lead entity of Nationwide, one of the largest and most well-known financial services groups in the United States. Nationwide Mutual and its property and casualty subsidiaries are principally engaged in underwriting personal automobile, homeowners and commercial insurance products. The address of its principal place of business and of its principal office is One Nationwide Plaza, Columbus, Ohio 43215. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Nationwide Mutual is set forth in Annex A hereto.

(d)—(e). During the last five years, neither Nationwide Mutual nor, to the best of its knowledge, any person listed in Annex A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Nationwide Mutual has obtained beneficial ownership of a portion of the outstanding Shares (as described in this Statement) in connection with a Stockholder Voting Agreement with an irrevocable proxy (described in Item 4). To the best of Nationwide Mutual’s knowledge, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with Nationwide Mutual’s beneficial ownership of the Shares.

Item 4.	Purpose of Transaction

As an inducement to Nationwide Mutual to enter into the Merger Agreement (described below), Nationwide Mutual entered into a Voting Agreement (described below) with Harleysville Mutual. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

On September 28, 2011, the Company and Harleysville Mutual Insurance Company, a Pennsylvania mutual insurance company and the owner of approximately 53.5% of the issued and outstanding Shares of the Company (“Harleysville Mutual” or “Stockholder”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Nationwide Mutual and Nationals Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Nationwide Mutual (“Merger Sub”). The Merger Agreement provides for the merger of Harleysville Mutual with and into Nationwide Mutual, with Nationwide Mutual continuing as the surviving entity (the “Parent Merger”), and, immediately thereafter, the merger of Merger Sub with and into the Company (the “Subsidiary Merger”), with the Company surviving as a wholly-owned subsidiary of Nationwide Mutual.

Pursuant to the Merger Agreement, at the effective time of the Subsidiary Merger, holders of the Company’s Shares, other than the Shares held by Harleysville Mutual and any Shares for which holders have perfected appraisal rights under applicable Delaware law, will be entitled to receive a cash payment of $60 per share. At the effective time of the Parent Merger, Harleysville Mutual policyholders will become policyholders of Nationwide Mutual. Following the effective time, the Shares of the Company will no longer be registered under the Securities Exchange Act of 1934, as amended, or listed on the NASDAQ Global Select Market.

From the date of the Merger Agreement through the closing date, the Company and Harleysville Mutual have agreed that neither they nor their affiliates, advisors, employees or representatives will encourage, solicit or initiate, or participate in discussions concerning any Alternative Transaction Proposal (as defined in the Merger Agreement) relating to the Company or Harleysville Mutual, provided that the Company’s Board of Directors may take action required by its fiduciary duties, and the Company may entertain an unsolicited, bona fide written Alternative Transaction Proposal which the Company’s Board of Directors reasonably determines to be a Superior Proposal (as defined in the Merger Agreement).

The closing of the Parent Merger is conditioned upon approval of the respective members of Nationwide Mutual and Harleysville Mutual. The closing of the Subsidiary Merger is conditioned upon approval of the Company’s stockholders. The closing of the Parent Merger and the Subsidiary Merger are also subject to the following conditions (i) the parties obtaining all applicable governmental and regulatory approvals; (ii) compliance or material compliance, as applicable, by the Company, Harleysville Mutual, Nationwide Mutual and Merger Sub with their respective representations, warranties, covenants and agreements under the Merger Agreement; (iii) there being no order entered nor law promulgated nor enacted by any governmental entity that would prevent the consummation of the Parent Merger or the Subsidiary Merger, and no proceeding brought by a governmental entity that shall have been commenced and be pending which seeks to restrain, enjoin, prevent, or materially delay or restructure the Parent Merger or the Subsidiary Merger; (iv) the Company and Harleysville Mutual having an aggregate surplus of $1 billion exclusive of any change in net unrealized capital losses since August 31, 2011 or an aggregate capital surplus of $900 million (inclusive of any change in net unrealized capital losses); (v) Nationwide Mutual and its property and casualty affiliates having a statutory surplus of more than $11.1 billion; (vi) no Harleysville Material Adverse Change (as such term is defined in the Merger Agreement) has occurred or no Material Adverse Effect (as such term is defined in the Merger Agreement) has occurred with respect to the Company and Harleysville Mutual taken as a whole; and (vii) no Material Adverse Effect (as such term is defined in the Merger Agreement) has occurred with respect to Nationwide Mutual.

The Merger Agreement may be terminated: (i) by the mutual written agreement of the parties; (ii) by any of the parties if the Parent Merger and the Subsidiary Merger have not occurred on or before September 28, 2012 (the “Outside Date”), provided that the Outside Date may be extended for up to an additional 180 days by Nationwide Mutual or Merger Sub if certain conditions are satisfied; (iii) by any of the parties if the Parent Merger is not approved by the members of Nationwide Mutual; (iv) by any of the parties if the Parent Merger is not approved by the members of Harleysville Mutual; (v) by any of the parties if the Subsidiary Merger is not approved by the Company’s stockholders; (vi) by Nationwide Mutual or Merger Sub if Harleysville Mutual or the Company breaches any representation, warranty or covenant in the Merger Agreement, after an opportunity to cure in some cases; (vii) by Harleysville Mutual or the Company if Nationwide Mutual or the Merger Sub breaches any representation, warranty or covenant in the Merger Agreement, after an opportunity to cure in some cases; (viii) by the Company’s board of directors in order to accept and enter into a definitive agreement with respect to a Superior Proposal; (ix) by Nationwide Mutual or Merger Sub if Harleysville Mutual or the Company has suffered a Material Adverse Effect or a Harleysville Material Adverse Change; or (x) by Nationwide Mutual or Merger Sub in the event Harleysville Mutual or the Company knowingly and intentionally breaches, in any material respect, the non-solicitation provisions of the Merger Agreement. The Company is obligated to pay Nationwide Mutual a fee equal to $29,588,535 (the “Termination Fee”), plus reasonable out-of-pocket expenses, in the event the Merger Agreement is terminated: (i) by the Company’s board of directors in order to accept and enter into a definitive agreement with respect to a Superior Proposal; or (ii) by Nationwide Mutual or Merger Sub in the event Harleysville Mutual or the Company knowingly and intentionally breaches, in any material respect, the non-solicitation provisions of the Merger Agreement. In addition, the Company is obligated to pay Nationwide Mutual the Termination Fee, plus reasonable out-of-pocket expenses, in the event: (i) the Parent Merger and the Subsidiary Merger have not occurred by the Outside Date; (ii) the Subsidiary Merger is not approved by the Company’s stockholders; (iii) the Parent Merger is not approved by the members of Harleysville Mutual; or (iv) the Merger Agreement is terminated by Nationwide Mutual or Merger Sub if Harleysville Mutual or the Company breaches any representation, warranty or covenant in the Merger Agreement, after an opportunity to cure in some cases, and, within 12 months of any such termination described in (i) through (iv) of this sentence, the Company enters into a definitive agreement with any third party to consummate, or consummates, an Alternative Transaction (as defined in the Merger Agreement), including, but not limited to, any merger, consolidation, share exchange, or any transaction or series of transactions that results in the acquisition of 20% or more of the Company’s equity securities.

Also on September 28, 2011, Nationwide Mutual entered into a Stockholder Voting Agreement with an irrevocable proxy (the “Voting Agreement”) with Harleysville Mutual, the controlling stockholder of the Company, pursuant to which, among other things, Harleysville Mutual agreed to vote the 14,526,455 Shares it currently owns of record, as well as any Shares it may hereafter acquire, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the stockholders of the Company to be called in connection with the Subsidiary Merger. As a result of the Voting Agreement, Nationwide Mutual may be deemed to share voting power over the Shares beneficially owned by Harleysville Mutual. Harleysville Mutual holds approximately 53.5% of the voting power of the Company. The Voting Agreement will terminate upon the earlier of (i) the effective time of the Parent Merger and the Subsidiary Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

The Merger Agreement also restricts the Company from declaring or paying any dividends, except for the already declared third quarter dividend paid on September 30, 2011. The Merger Agreement also provides that the directors of Merger Sub will be the directors of the Company immediately following the effective time of the Subsidiary Merger.

Except as set forth above, neither Nationwide Mutual nor, to the best of Nationwide Mutual’s knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the transactions contemplated by the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.

To the best of Nationwide Mutual’s knowledge, this Item 4 does not apply to any person named in Annex A hereto.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Voting Agreement, Nationwide Mutual may be deemed to beneficially own the 14,526,445 Shares currently owned of record by Harleysville Mutual. Such Shares represent approximately 53.5% of the outstanding Shares (based upon the 27,171,123 shares reported by the Company to be issued and outstanding as of September 26, 2011 in the Merger Agreement). To the best of Nationwide Mutual’s knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

(b) Nationwide Mutual may be deemed to share voting power with respect to the 14,526,445 Shares subject to the Voting Agreement with Harleysville Mutual. To the best of Nationwide Mutual’s knowledge, this Item 5(b) does not apply to any person named in Annex A hereto.

(c) Except as described above in Item 4, neither Nationwide Mutual nor, to the best of Nationwide Mutual’s knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated by reference and set forth as exhibits hereto, neither Nationwide Mutual nor, to the best of Nationwide Mutual’s knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of September 28, 2011, by and among Nationwide Mutual Insurance Company, Nationals Sub, Inc., Harleysville Group Inc. and Harleysville Mutual Insurance Company (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K of Harleysville Group Inc. dated September 28, 2011, filed with the Commission on September 30, 2011).

Exhibit 2:	Stockholder Voting Agreement, dated as of September 28, 2011, by and between Nationwide Mutual Insurance Company and Harleysville Mutual Insurance Company (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K dated September 28, 2011, filed with the Commission on September 30, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2011

NATIONWIDE MUTUAL INSURANCE CO.

By	/s/ Daniel J. Moyer
Name: Daniel J. Moyer
Title: Vice President, Mergers and Acquisitions

Annex A

EXECUTIVE OFFICERS AND DIRECTORS OF NATIONWIDE MUTUAL INSURANCE COMPANY

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Nationwide Mutual is set forth below. Unless noted below, the principal business address of each of the executive officers and directors is Nationwide, One Nationwide Plaza, Columbus, Ohio 43215. Nationwide Mutual is the lead entity of Nationwide, one of the largest and most well-known financial services groups in the United States. Nationwide Mutual and its property and casualty subsidiaries are principally engaged in underwriting personal automobile, homeowners and commercial insurance products. Each executive officer and each director of Nationwide Mutual is a citizen of the United States.

Executive Officers:
Name	Position/Present Principal Occupation or Employment Name and Business Address
Stephen S. Rasmussen	Chief Executive Officer

W. Kim Austen	President and Chief Operating Officer – Allied Insurance

Patricia R. Hatler	Executive Vice President and Chief Legal and Governance Officer

Terri L. Hill	Executive Vice President - Administration

Lawrence A. Hilsheimer	President and Chief Operating Officer – Nationwide Direct & Customer Solutions

Matthew Jauchius	Executive Vice President and Chief Marketing and Strategy Officer

Michael C. Keller	Executive Vice President and Chief Information Officer

Gale V. King	Executive Vice President and Chief Administrative Officer

Michael D. Miller	Executive Vice President

Mark A. Pizzi	President and Chief Operating Officer – Nationwide Insurance

Mark R. Thresher	Executive Vice President and Chief Financial Officer

Kirt W. Walker	President and Chief Operating Officer – Nationwide Financial

Directors:
Name	Position/Present Principal Occupation or Employment Name and Business Address
Lewis J. Alphin	Mr. Alphin owns and operates a 1,200-acre farm in Mt. Olive, North Carolina

James B. Bachmann	Prior to his service with Nationwide Mutual, Mr. Bachmann served as the managing partner of Ernst & Young’s Columbus, Ohio office for eleven years.

A. I. Bell	Mr. Bell oversees the Bell family farm in Zanesville, Ohio

Timothy J. Corcoran	Mr. Corcoran is the owner and partner of Corcoran Farms in Chillicothe, Ohio, the chief financial officer for 4C Ventures, LLC in Chillicothe, Ohio, and the treasurer of Guardian Vault Services, Inc. in Chillicothe, Ohio

Yvonne M. Curl	Ms. Curl was formerly the vice president and chief marketing officer for Avaya Inc. in Basking Ridge, New Jersey

Kenneth D. Davis	Mr. Davis owns and operates a l,500-acre farm in Leesburg, Ohio, and serves as chairman of the board of South Central Power Company in Lancaster, Ohio

Keith W. Eckel	Chairman of the Board, Owner of Fred W. Eckel Sons and President of Eckel Farms, Inc.

Fred C. Finney	Mr. Finney is the president and chief operating officer of Moreland Fruit Farm, Ltd. in Wooster, Ohio

Daniel T. Kelley	Mr. Kelley is the chairman of the board and president of GROWMARK, Inc. in Bloomington, Illinois, and operates a grain farm near Normal, Illinois

Diane M. Koken	Ms. Koken served as the insurance commissioner of Pennsylvania from 1997 to 2007

Lydia M. Marshall	Ms. Marshall has been a director of Seagate Technology, a designer, manufacturer and marketer of disk drives, since April 2004

Terry W. McClure	Mr. McClure oversees a family farming operation in Paulding, Ohio

Barry J. Nalebuff	Dr. Nalebuff is the Milton Steinbach Professor of Management at the Yale University School of Management in New Haven, Connecticu

Brent R. Porteus	Mr. Porteus is a managing partner of the family-owned farming and agricultural business, Blair Porteus and Sons, in Coshocton County, Ohio

Stephen S. Rasmussen	Director, Chief Executive Officer

Jeffery W. Zellers	Mr. Zellers is chairman and president of K. W. Zellers & Sons, Inc. located in Hartville, Ohio